Exhibit 99.67

news release

6 Adelaide Street East, Suite 500 Toronto, ON M5C 1H6	TSX: BLE, BLE.WT, BLE.R

Frankfurt: A6R
NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
October 23, 2006
BLUE PEARL CLOSES PUBLIC OFFERING OF SUBSCRIPTION RECEIPTS
Blue Pearl Mining Ltd. announced today the closing of its prospectus offering of 41,860,000 subscription receipts of the Company at a price of $5.50 per subscription receipt for gross proceeds to Blue Pearl of $230,230,000. The size of the offering was increased from $200,200,000 to $230,230,000 upon the exercise of the over-allotment option to purchase an additional $30,030,000 of subscription receipts. The offering was co-led by GMP Securities L.P. and UBS Securities Canada Inc., and included Canaccord Capital Corporation, Orion Securities Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. Upon completion of the Company’s acquisition of Thompson Creek Metals Company (“Thompson Creek”), each subscription receipt will be automatically exchanged for one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $9.00 until October 23, 2011.
The gross proceeds from the offering are being held in escrow until all of the conditions precedent to the acquisition of Thompson Creek have been satisfied or waived. The acquisition of Thompson Creek is scheduled to close on or about October 26, 2006.
The subscription receipts are listed and posted for trading on the Toronto Stock Exchange under the symbol “BLE.R” and will trade until the completion of the acquisition of Thompson Creek.
The securities being offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This news release is not an offer of securities for sale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling securityholder and that will contain detailed information about the Company and management, as well as financial statements.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company which, in addition to the proposed acquisition of Thompson Creek as noted above, plans to develop the Davidson Deposit, a high-grade underground molybdenum deposit near Smithers, B.C.

Ian McDonald, Chairman and CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Olav Svela, VP, Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
osvela@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.